March 18, 2009

Ms. Tabatha Akins
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Triple-S Management Corporation (the “Company”)
Item 4.01 Form 8-K
Filed March 3, 2009
File No. 001-33865

Dear Ms. Akins:

On behalf of the Company, this is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the Company’s referenced Current Report on Form 8-K filed March 3, 2009 (the “Form 8-K”) contained in your letter dated March 5, 2009 (the “Comment Letter”).  The Company will file today with the Commission an Amendment No.1 to Current Report on Form 8-K/A that amends and supplements the Form 8-K (the “Form 8-K/A’).  For ease of reference, the text of each of the Staff’s comments is set forth below, indicated in bold, followed by the Company’s responses.

1	Please refer to the fourth paragraph of the Form 8-K where you identify accounting disagreements. For each disagreement, please tell us supplementally:

a.	what period the disagreement relates to,

b.	the nature of the disagreement including the company’s position and the former accountant’s position at the time of the disagreement,

c.	the amounts involved,

d.	how it was resolved,

e.	how and by whom the amounts were determined.

U.S. Securities and Exchange Commission
March 18, 2009

Response:

(a)   As provided in the Form 8-K, the disagreement relates to the second quarter of fiscal year 2008.

(b)  The disagreement related to a difference of opinion between the Company and KPMG as to whether two available-for-sale non-recourse notes (the “notes”) payable solely from and secured by cumulative trust preferred securities (“preferred securities”) held by the Company and issued by the same Puerto Rico private issuer were “other-than-temporarily” impaired as of June 30, 2008 pursuant to Statement of Financial Accounting Standard No. 115 (“SFAS No. 115”) and SEC Staff Accounting Bulletin No. 59.  The aggregate investment by the Company in the notes, before the adjustment described in the Form 8-K, was $3,920,000.  The issuer of the preferred securities publicly announced its decision to defer interest payments on its preferred securities during the second quarter of 2008.

The Company’s position after performing its impairment analysis was that the securities were impaired but not other-than-temporarily; consequently, no write-down in the value of its investment in the notes was required at the time.  The Company based its position on, among other factors, the nature of the investment and its perception of the notes’ realizable value (the securities have bullet maturities with due dates of 2033 and 2034, and accrue and accumulate any unpaid interest through a deferral period of up to five years), publicly available financial information filed by the issuer with its regulators, and publicly available information involving positive developments affecting the issuer of the preferred securities.  KPMG believed that the value of the notes was other-than-temporarily impaired based on its understanding that certain negative factors concerning the issuer of the preferred securities, including its recent decision to defer interest payments, termination and default notifications that had been issued by FHLMC and GNMA, recent downgrade and withdrawal of rating by a rating agency, the issuer’s delay in the filing of its financial information with the SEC and the severity and length of time the security had been impaired warranted an adjustment under applicable accounting standards.

(c)  The amount involved was $2.36 million.

(d)  As provided in the Form 8-K, the issue had been presented as a review difference and discussed in an Audit Committee meeting held on August 4, 2008.  The accounting issue was resolved to KPMG’s satisfaction at such meeting, and the Company filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 having recorded an other-than-temporary impairment of $2.36 million with respect to the notes in the financial statements of such quarter.

(e)  The Company’s Finance Department determined the amount that was recorded as an other-than-temporary impairment.  It did so by subtracting the notes’ fair value as of June 30, 2008 from their book value, in accordance with SFAS No. 115.  The difference of $2.36 million represented approximately 60% of the Company’s cost basis in the notes.

2	The current disclosure in the sixth paragraph does not appear to comply with Item 304(a)(2). Please amend the filing to address the following matters:

a.	Explicitly state in the second sentence, the subsequent interim period through February 25, 2009, the date of the approval of PwC’s engagement”.

U.S. Securities and Exchange Commission
March 18, 2009

b.	In the second sentence, please revise your disclosure to state “specified transaction, either contemplated or proposed.”

c.
In the second sentence, please revise your disclosure to also state whether if “either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue.

Response:

The Company has amended the disclosure in the sixth paragraph contained in its Form 8-K/A to reflect the Staff’s comments related to Item 304(a)(2). We note, however, that as set forth in the explanatory note to the Form 8-K/A, March 18, 2009, the filing date of the Company’s Annual Report on Form 10-K for fiscal year 2008, has replaced February 25, 2009 as the last day of the subsequent interim period.

3
Upon amending your filing, please include, as Exhibit 16, a letter from your former accountants, KPMG LLP, as required by Item 304(a)(3) of Regulation S-K.  Please ensure that your former accountants date their letter.

Response:

The Company has included a copy of a letter of KPMG LLP addressed to the Commission dated March 18, 2009, regarding the statements made by the Company in the Form 8-K as amended by the Form 8-K/A.  The KPMG letter is included as Exhibit 16.1 of the Form 8-K/A.

* * * * *

In connection to our response to the comments from the SEC Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on these responses or need additional clarification please do not hesitate to contact me.

Sincerely,

/s/ Juan J. Román
Juan J. Román
Chief Financial Officer
Triple-S Management Corporation

cc:	Mr. Ramón Ruiz-Comas
Roberto J. García, Esq.